UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
NestGSV, Inc.

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Delaware

  Date of organization
  May 23, 2012

Physical address of issuer
585 Broadway Street, Redwood City, CA 94063

Website of issuer
www.gsvlabs.com

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1629 K Street, NW
Suite 300
Washington, DC 20006

Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
No.

Type of security offered
Units of SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: As determined by the Issuer

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
September 19, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
14

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$1,927,561.00	$1,721,592.00
Cash & Cash Equivalents	$84,883.00	$138,463.00
Accounts Receivable	$82,678.00	$55,333.00
Short-term Debt	$1,025,000	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$4,037,186.00	$2,798,927.00
Cost of Goods Sold	$745,431.00	$647,279.00
Taxes Paid	$36,633.00	$20,995.00
Net Income	-$2,559.870.00	-$2,805,350.00

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

June 27, 2017

FORM C

Up to $1,070,000.00

NestGSV, Inc.



Units of SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by NestGSV, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities.*" In order to purchase Securities, a prospective investor must complete and execute a Simplified Agreement for Future Equity. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100	$7	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900	$995,100

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.gsvlabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is June 27, 2017.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE.

THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY 10
    The Business 10
    The Business Plan 10
    The Offering 11
RISK FACTORS 11
    Risks Related to the Company's Business and Industry 11
    Risks Related to the Securities 18
BUSINESS 21
    Description of the Business 21
    Business Plan 21
    The Company's Products and/or Services 21
    History of the Business 24
    Competition 25
    Supply Chain and Customer Base 25
    Intellectual Property and Research and Development 25
    Real Property 25
    Governmental/Regulatory Approval and Compliance 25
    Litigation 26
    Other 26
USE OF PROCEEDS 26
DIRECTORS, OFFICERS AND EMPLOYEES 27
    Directors 27
    Officers 28
    Control/Major Decisions 29
    Employees 30
CAPITALIZATION AND OWNERSHIP 30
    Capitalization 30
    Ownership 33
FINANCIAL INFORMATION 33
    Operations 33
    Liquidity and Capital Resources 34
    Capital Expenditures and Other Obligations 34
    Material Changes and Other Information 35
    Trends and Uncertainties 35
THE OFFERING AND THE SECURITIES 35
    The Offering 35
    The Securities 36
    Voting and Control 38
    Anti-Dilution Rights 38
    Restrictions on Transfer 38
    Other Material Terms 39
TAX MATTERS 39
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST 40
    Related Person Transactions 40
    Conflicts of Interest 40
OTHER INFORMATION 40
    Bad Actor Disclosure 40

EXHIBITS 42

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.gsvlabs.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

ELIGIBILITY

The Company certifies that it is:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- Not an investment company registered or required to be registered under the Investment Company Act of 1940.

- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a dis-qualification specified in Rule 503(a) of Regulation Crowdfunding.

- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

ABOUT THIS FORM C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

NestGSV, Inc. (the "Company") is a Delaware Corporation, formed on May 23, 2012. The Company is currently also conducting business under the name of GSVlabs.

The Company is located at 585 Broadway Street, Redwood City, CA 94063.

The Company's website is www.gsvlabs.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
The Company is an incubator and accelerator for startup businesses, providing infrastructure and networking opportunities in a dynamic environment.

The Business Plan
The Company is a global innovation platform located in the heart of Silicon Valley. The Company accelerates startups and connects corporations to exponential technologies, business models and ideas.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	1,070,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100
Offering deadline	September 19, 2017
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	Units of SAFE do not afford Purchasers with any voting rights. See the description of the voting rights on page 38 hereof.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any service offerings that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be

better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize service offerings more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.
We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Marlon Evans who is the current Chief Executive Officer of the Company. The Company has entered into an employment agreement with Marlon Evans although there can be no assurance that he will continue to be employed by the Company for a particular period of time. The loss of Marlon Evans or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

- our ability to effectively manage our working capital;

- our ability to satisfy consumer demands in a timely and cost-effective manner;

- pricing and availability of labor and materials;

- our inability to adjust certain fixed costs and expenses for changes in demand;

- shifts in geographic concentration of customers, supplies and labor pools; and

- seasonal fluctuations in demand and our revenue.

Our failure to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations.

Any failure on our part to execute our business strategy or manage future growth successfully could adversely affect our revenues and results of operations. In the future, we could open offices in new geographic areas, including foreign locations, and expand our employee base because of internal growth and acquisitions. Opening and managing new offices often requires extensive management supervision and increases our overall selling, general, and administrative expenses. Expansion creates new and increased management, consulting, and training responsibilities for our employee consultants. Expansion also increases the demands on our internal systems, procedures, and controls, and on our managerial, administrative, financial, marketing, and other resources. We depend heavily upon the managerial, operational, and administrative skills of our executive officers to manage our expansion and business strategy. New responsibilities and demands may adversely affect the overall quality of our work.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our revenues are generated primarily from servicing new companies that may be seeking to hire qualified professionals in the big data, sustainability, education technology (EdTech), entertainment, and mobile industries. Increases in the unemployment rate, specifically in the vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as the companies we typically serve seek to use lower cost services, which may adversely affect our financial condition and results of operations.

The product and service offerings we sell are advanced, and we need to rapidly and successfully develop and introduce new products and service offerings in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our product and service offerings cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We rely on various intellectual property rights, including licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Marlon Evans in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if Marlon Evans were to die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the US and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Global terrorism, natural disasters, and political unrest are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to invest in our services. Additionally, earthquakes, floods, or other unanticipated catastrophes, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with consultants, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United

States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current owners of 20% or more beneficially own up to 68.4% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
We are an incubator and accelerator for startup businesses, providing infrastructure and networking opportunities in a dynamic environment.

We offer a highly curated, immersive experience that connects the brightest minds from all over Silicon Valley – and the world. We provide startups with invaluable resources such as coworking space, education, networking, and venture capital. More than 150 industry veterans and thought leaders serve as mentors dedicated to entrepreneurs' unique needs. These mentors are either independent experts who agree to speak to our entrepreneurs in order to reach a targeted audience that the Company provides or, in some cases, contractors who may receive monetary or in kind compensation from the Company such as discounted use of our facility.

Through accelerators, think tanks, and relationship consulting, we open a window to the innovation economy and provide global organizations access to technological innovations. We also host over 80 events each year to facilitate conversation and collaboration, including our biggest event, the annual Pioneer Summit – a combination of keynote speakers, panel discussions, interactive workshops, pitch competitions, and networking.

Business Plan
The Company attracts and accelerates talented entrepreneurs by offering high-value programming (Events and Educational Resources), connectivity to leading corporations, and access to a network of relevant mentors and investors. The Company offers end-to-end solutions for corporations seeking to jumpstart innovation initiatives, ranging from in-house talent development, to idea generation, research & development, and corporate venture capital. Such services include startup accelerators, innovation showcases, hackathons, workshops and design thinking programs.

Our Product and Service Offerings
We are a global innovation center based in Silicon Valley that accelerates startups and connects corporations to exponential technologies, business models, and entrepreneurs. Utilizing our platform, founders and entrepreneurs join a global network of partners, including corporations, international agencies, mentors, universities, investors, thought leaders, and nonprofits.


Startups
NETWORK EFFECTS
GSVlabs
Innovation Platform
Investors
Corporations + Organizations

Our platform is centered around three core services: 1) Incubate & Accelerate, 2) Education & Media, and 3) Strategic Services.

- **Incubate & Accelerate**: Incubate, network, and accelerate a global ecosystem of game-changing startups with high-value services.


MENTORS + ADVISORS
Serial entrepreneurs, successful CEOs, corporate executives and subject matter experts that guide our startups
BUSINESS DEVELOPMENT
Leveraging relationships and influence to open doors and accelerate commercial growth
CAPITAL RAISING
Resources to get "investor ready" and a global investor network to get the deal done
PRODUCT DEVELOPMENT
Product testing, user feedback, rapid prototyping resources to enable agile and lean product development
FLEXIBLE WORKSPACE
Dynamic spaces that promote productivity, collaboration, and innovation
PROFESSIONAL SERVICES
Discounts on professional services and free tech from AWS, IBM, and Google (to name a few).

- **Education & Media**: Live and digital education programs and events focused on exponential ideas, technologies, and the industries of tomorrow:


GROWTH HACKING CURRICULUM
The growth hacking and digital marketing strategies transforming customer acquisition.
PIONEER SUMMIT
Convening the entrepreneurs, investors & corporations building the industries of tomorrow.
ON-DEMAND LEARNING TOOLS
Digital content and tools that provide training in emerging tech areas and disruptive business models
THEMATIC MEGATREND EVENTS
Conferences convening the best & brightest in emerging technology areas like AI and Robotics
FRONTIER TECHNOLOGY RESEARCH
Sponsored white papers and reports on emerging tech areas and disruptive business models
IMMERSIVE, THEMATIC BOOTCAMPS
Immersive skills-training workshops on emerging tech areas and disruptive business models

- **Strategic Services:** Integrated innovation services that connect corporations, organizations, and universities with transformational technology, talent, and ideas:


HACKATHONS + IDEATHONS
Crowdsourcing code, insights, product concepts and business models from innovators
AGILE + DESIGN THINKING IMMERSION
Hands-on mentorship and innovation coaching for a corp. team developing a new product or service
RAPID INNOVATION WORKSHOPS
Design thinking and rapid innovation with organizations to discover innovation opportunities
SPONSORED ACCELERATORS
Custom, industry-focused startup accelerator run on behalf of a corporate partner
SMART LEARNING PLATFORM
A proprietary portfolio of software and digital tools that propel corporate innovation
INNOVATION + TECHNOLOGY SCOUTING
Identifying, analyzing and managing relationships with game-changing startups

Startups can apply for one of five Innovation Labs, each based on a key technology vertical:

- **Big Data Innovation Lab:** For big data startups focused on artificial intelligence, education, health, fintech, or security

- **EdTech Innovation Lab:** For startups from the K-12 space to higher education and enterprise learning

  We also provide support to the following EdTech accelerator programs:

  - Intel Education Accelerator: We house and provide supporting services to the Intel Education Accelerator, a 12-week accelerator which invests $100,000 in eight companies across the education space. Companies have access to EdTech Lab programming, mentorship, and coaching.

  - AT&T Aspire Accelerator: GSVlabs provides supporting services to the virtual AT&T Aspire Accelerator, a 12-week accelerator which invests $100,000 in six education for-profit and nonprofit corporations around the U.S. Companies have

access to EdTech Lab programming, mentorship, and coaching, as well as access to coworking space when they visit the Bay Area.

- ○ ASU-Draper-GSV Accelerator: The ASU-Draper-GSV Accelerator combines the resources and venture expertise of Draper Associates and Global Silicon Valley (GSV) with the real-world testing platform of Arizona State University, one of the nation's largest and most innovative public universities.

- **Entertainment Innovation Lab:** For startups focused on gaming, video, audio, or sports, the Entertainment Lab has networks in Silicon Valley and in Los Angeles, as well as remote international connectivity

- **Mobile Innovation Lab:** For mobile-first startups focused on consumer apps, IoT, VR/AR, and wearables

- **Sustainability Innovation Lab:** For digital cleantech and sustainability entrepreneurs

In addition to the Innovation Labs, we provide three in-house accelerators, including the ReBoot Career Accelerator for Women, the Core Labs Game Accelerator, and our Pioneer Accelerator, which is co-designed with Google Developers Launchpad.

We house startups in our 60,000-square-foot Silicon Valley campus with capacity to serve over 200 startups. It also hosts over 80 events per year, including the annual GSV Pioneer Summit.

 

  

History of the Business
The Company was incorporated in Delaware in May 2012 with GSV Capital Corp as the majority shareholder. GSV Capital Corp. (NASDAQ: GSVC) is a publicly traded venture capital firm that has invested in some of the most notable VC-backed private companies around the world.

Competition

The Company's primary competitors are 500 Startups, Plug and Play Tech Center, Techstars, Y Combinator, Dreamit.

We operate in a highly competitive marketplace against a variety of organizations that offer services similar to those we offer. We believe the keys to success in this marketplace include access to a community of leading entrepreneurs focused on key technology verticals, and partnership with major corporations who want to launch new initiatives, attack new markets and propel new business models. Business value is created through the ability to attract and accelerate promising entrepreneurs while providing targeted innovation services for forward thinking corporations.

Supply Chain and Customer Base

Our most important asset is our people and their ability to understand how to fulfill the needs of community entrepreneurs and provide value for corporate participants in this business model.

The Company's customers are mostly small technology focused startup companies and a handful of major corporations.

Intellectual Property and Research and Development

Licenses

The Company has licensed its name to a joint venture with Times of India for incubator/accelerator facilities in Bangalore and Gurgaon (Delhi)

We are constantly developing and innovating new community experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
585 Broadway Street Redwood City, CA 94063	Lease	The Company leases a 59,220 square foot facility which houses over 170 startup companies.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, intellectual property ownership and infringement, tax, anti-corruption, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Expenditures for compliance with federal, state and local environmental laws and regulations are fairly consistent from year to year and are not material to the Company.

Litigation
None

Other
The Company's principal address is 585 Broadway Street, Redwood City, CA 94063

The Company has the following additional addresses:

The Company conducts business in California, India, Massachusetts.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
NestGSV Silicon Valley LLC	Limited Liability Company	California	May 23, 2012	100.0%
GSVlabs Boston LLC	Limited Liability Company	Delaware	February 28, 2017	41.0%

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
General Working Capital	100.00%	$50,000	100.00%	$1,070,000
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Company will use proceeds from the current round to begin its global expansion by forming key local and regional partnerships. The Company also plans to use funds to secure a new Silicon Valley flagship center, develop additional innovation services, and build a more robust corporate partnership pipeline for 2017 and 2018. The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if it identifies specific funding needs.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Marlon Evans

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: 12/16/14 – current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer: GSVlabs 12/16/14 - current Management and leadership of incubator and accelerator of technology startups.

Other Occupations during Three Year Period
Director of Corporate Affairs: Hewlett Packard - Managing global community engagement programs and facilitating company driven hackathons.

Education
Stanford University: B.A. Political Science and M.A. Sociology

Name
Michael Moe (Chairman)

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Chair: May 2012 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates; *Other Occupations during Three Year Period*
Michael Moe has served as the Chief Executive Officer and Chair of the Board of Directors of GSV Capital Corp. since 2010 and is primarily responsible for overall investment strategies and portfolio management. Mr. Moe served as the President of GSV Capital Corp. from 2010 to 2014. In addition, Mr. Moe co-founded GSV Asset Management and has served as its Chief Executive Officer, Co-Managing Partner and Chief Investment Officer since 2010. Prior to founding GSV Capital, in 2009 Mr. Moe co-founded and served as an advisor to Next Advisors, which became GSV Advisors in 2011. Also during this time, Mr. Moe co-founded and served as Chief Executive Officer of Next Up Media beginning in December 2009, which became GSV Media in May 2011. Mr. Moe previously co-founded and served as Chairman and Chief

Executive Officer of ThinkEquity Partners, an investment banking firm focusing on venture capital, entrepreneurial and emerging growth companies, from 2001 to 2008. Prior to founding ThinkEquity, Mr. Moe served as head of Global Growth Research at Merrill Lynch from 1998 to 2001, and before that served as head of Growth Research and Strategy at Montgomery Securities from 1995 to 1998. Mr. Moe also served as a member of the board of directors for Cricket Media Group, a K-12 social learning network, from 2010 until May 2016, and served as a director for 2U Inc., a leading provider of educational cloud-based software-as-a-service solution, from 2013 until June 2016.

Education
Mr. Moe earned his B.A. in Political Science and Economics at the University of Minnesota and is a CFA charter holder.

Name
Mark Flynn

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Director: May 2012 - current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates; ***Other Occupations during Three Year Period***
Mr. Flynn has served as a member of the Board of Directors of GSV Capital Corp. since 2011 and has served as Co-Managing Partner of GSV Asset Management since 2013 and as President of GSV Capital Corp. since 2014. Mr. Flynn has also managed Trilogy Capital Partners ("Trilogy"), a Menlo Park, California based private investment firm, since its formation in 1997. Prior to forming Trilogy, Mr. Flynn worked in various capacities in the investment banking groups at Salomon Brothers and Volpe, Brown & Whelan. During his investment-banking career, Mr. Flynn primarily worked with technology and health care companies. At Salomon Brothers, he was responsible for the Global Software and Internet investment banking activities. Previously Mr. Flynn worked for Arthur Young and Company in the High Technology practice. Mr. Flynn previously served as a regent at St. John's University and as Chairman of The Preserve Company. He was also a member of the board of directors of the DAPER Fund at Stanford University as well as a number of privately held companies.

Education
Mr. Flynn is a graduate of Saint John's University in Collegeville, Minnesota and received an MBA from Harvard Business School.

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Marlon Evans, Chief Executive Officer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: 12/16/14 – current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer: GSVlabs 12/16/14 - current Management and leadership of incubator and accelerator of technology startups.

Other Occupations during Three Year Period
Director of Corporate Affairs: Hewlett Packard - Managing global community engagement programs and facilitating company driven hackathons.

Name
Alexander Wright, Chief Operating Officer

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Start date with the Company: January 12, 2015

As COO of GSVlabs, Alec leads GSVlabs corporate innovation activities and oversees the Company's startup development activities and growth strategy. Prior to joining GSVlabs, Alec worked in securities and finance litigation at DC-based Kellogg, Huber, Hansen, Todd, Evans & Figel, PLLC, one of the country's leading appellate and Supreme Court litigation firms.

Education
Alec received his BA from New York University, and JD from Georgetown University.

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors[1]
Incurrence of indebtedness	Board of Directors; holders of Preferred Stock if aggregate indebtedness would exceed $250,000

---

[1] As long as 750,000 shares of Preferred Stock remain outstanding (as adjusted), the Company cannot, without first obtaining the approval of the holders of not less than a majority of the then outstanding total number of shares of Preferred Stock by written consent, voting together as a single class, authorize or create a new class or series of stock, including, without limitation, any other security convertible into or exercisable for any stock, having any preference or priority on parity with or superior to any such preference or priority of the Preferred Stock.

Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution of liquidation of the Company	Board of Directors

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 14 employees in California and Minnesota

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount outstanding	200,000
Equity Incentive Plan – 1,881,000 shares of Common Stock reserved for issuance	1,160,000 shares of Common Stock issuable upon the exercise of outstanding options.
Voting Rights	Each share of common stock is entitled to one vote on all matters coming before the stockholders for a vote.
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the SAFE Units issued pursuant to Regulation CF	SAFE Units have no right to vote. Accordingly, holders of common stock and other securities of the Company may vote on matters that affect the company and the value of the SAFE Units.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if	17.9%

convertible securities, granting and exercise of total number of shares in EIP).	

Type of security	**Series A Preferred Stock**
Amount outstanding	8,742,883[2]
Voting Rights	One vote per share
Anti-Dilution Rights	Weighted average anti-dilution protection
How this security may limit, dilute or qualify the SAFE Units issued pursuant to Regulation CF	See Footnote 1 above for Preferred Stock approval rights with respect to the issuance of securities into which the Safe Units may be converted.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	75.3%

Type of security	**Series B Preferred Stock**
Amount outstanding	787,485
Voting Rights	One vote per share
Anti-Dilution Rights	Weighted average anti-dilution protection
How this security may limit, dilute or qualify the SAFE Units issued pursuant to Regulation CF	See Footnote 1 above for Preferred Stock approval rights with respect to the issuance of securities into which the Safe Units may be converted.
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	6.8%

Type of security	**Warrants to Purchase Preferred Stock**
Amount outstanding	Warrants to Purchase 187,500 shares of Series A-3 Preferred Stock, 750,000 shares of Series

---

[2] The Series A Preferred Stock is subdivided into four series (Series A-1, Series A-2, Series A-3 and Series A-4), each with different liquidation preferences.

	A-4 Preferred Stock and 100,000 shares of Series B Preferred Stock. Warrants to purchase an additional 125,000 shares of Series B Preferred Stock will be issued to GSV Capital Lending LLC in connection with the pending maturity date extension of its $525,000 loan to the Company.
Voting Rights	None.
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the SAFE Units issued pursuant to Regulation CF	Not applicable
Percentage ownership of the company by the holders of such securities (assuming conversion prior to the offering if convertible securities).	8.9%

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	GSV Capital Lending, LLC
Amount outstanding	$525,000.00
Interest rate and payment schedule	12% per annum, accrued interest payable at maturity
Amortization schedule	Interest and principal are payable at maturity
Describe any collateral or security	unsecured
Maturity date	May 23, 2017. An extension of this maturity date is pending.
Other material terms	This Note is senior or pari passu in right of payment to all other current and future unsecured loans, debts, liabilities and obligations of the Company.

Type of debt	Convertible Notes
Name of creditor	GSV Capital Lending LLC

Amount outstanding	$500,000.00
Interest rate and payment schedule	8% per annum, accrued interest payable at maturity
Conversion Terms	Convertible at the option of the holder (i) at any time prior to maturity into Series B Preferred Stock at a conversion price equal to 80% of the $2.3097 per share Series B offering price.
Amortization schedule	Interest and principal are payable at maturity
Describe any collateral or security	unsecured
Maturity date	July 31, 2017
Other material terms	This Note is senior in right of payment to all other current and future unsecured loans, debts, liabilities and obligations of the Company.

Valuation

The Securities being sold in this Offering are SAFEs that convert into a number of securities contingent on the Company's valuation in a future equity financing. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is controlled by its majority stockholder, GSV Capital Corp., a corporation listed on the NASDAQ stock exchange (NASDAQ: GSVC).

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
GSV Capital Corp.	68.6%, on a fully diluted basis

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We believe that our prior earnings and cash flows are not indicative of future earnings and cash flows because the Company has established itself as a leading brand in incubation and accelerations services, and from this we expect revenue from Corporate Innovation activities to grow which will improve earnings and cash flows in future years.

The Company intends to achieve profitability in the next 12 months by improving revenue from Corporate Innovation activities, additional Event revenue and increase from International sourced revenue.

The Company currently requires $100,000.00 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds are important to our operations. While not dependent on the offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically expansion into new markets.

The Company has the following sources of capital in addition to the proceeds from the Offering: The Company may seek venture capital or private equity investment and loans or capital contributions from our parent or its affiliates.

Such additional sources of capital are necessary to the operations of the Company and will support new expansion opportunities and build out of a new headquarters facility.

Securities Offerings – Ongoing and Completed

The Company has conducted in the past three years, or is currently conducting, the following securities offerings:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series B Preferred Stock	687,485 shares	$1,587,884.10	Working Capital	Ongoing	Regulation D, Rule 506(b)

The Company is offering up to $10,000,000 of its Series B Preferred Stock in this ongoing offering, net of the amount of Series B Preferred stock that is reserved for issuance on conversion of the $500,000 convertible promissory note and exercise of a warrant for 100,000 shares and the warrant for 125,000 shares to be issued to GSV Capital Lending LLC in consideration of its pending maturity date extension of its $525,000 loan to the Company.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:
- Leasehold improvements at the Company's facility in Redwood City, CA

The Company intends to make the following material capital expenditures in the future:
- Leasehold improvements, equipment, furniture and fixtures at new headquarters facility and any expansion locations

Material Changes and Other Information
Trends and Uncertainties
The Company will need to find a new location for its headquarters facility in the Silicon Valley before June 30, 2018.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by September 19, 2017
 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Simplified Agreement for Future Equity. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Simplified Agreements for Future Equity are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The Intermediary will not receive any equity compensation in connection with the Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Simplified Agreement for Future Equity in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,582,034 shares of common stock, par value $0.0001 per share, of which 2,081,000 common shares will be issued and outstanding (or reserved for issuance), and (ii) 14,020,280 shares of preferred stock, par value $0.0001 per share, of which 9,530,368 preferred shares will be issued and outstanding (or reserved for issuance).

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $26,500,000.00 divided by the aggregate number of issued and outstanding units of capital interest, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including all outstanding vested or unvested options or warrants to purchase capital interests, but excluding (i) the issuance of all units of capital interest reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the price per share of the Securities sold in the most recent Equity Financing (the "Applicable Financing price").

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the Applicable Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment (the "Cash payment") equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of Company common stock equal to the Purchase Amount divided by the quotient of (a) $26,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of units of the Company's capital interests (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) units of capital interest reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) the Cash Payment or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the Applicable Financing Price then in effect. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

In connection with a cash payment described in the preceding two paragraphs, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's Manager(s), (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer

Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.

- The Securities do not have a stated return or liquidation preference.

- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT

IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

GSV Capital Lending, LLC, the provider of two loans in the amount of $525,000 and $500,000, as described above, is a wholly owned subsidiary of GSV Capital Corp., the majority stockholder of the Company.

Conflicts of Interest

The Company is not aware of any conflicts of interest.

OTHER INFORMATION

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Marlon Evans
(Signature)

Marlon Evans
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Marlon Evans
(Signature)

Marlon Evans
(Name)

Chief Executive Officer
(Title)

06/27/2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Crowd SAFE (Simple Agreement for Future Equity)
Exhibit D   Investor Pitch Deck
Exhibit E   Video Transcript

EXHIBIT A
Financial Statements



NestGSV, Inc.

Consolidated Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors and Shareholders of
NestGSV, Inc.:

We have reviewed the accompanying consolidated financial statements of NestGSV, Inc. and its subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, changes in stockholder's equity (deficit) and cash flow for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
June 12, 2017

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com

NestGSV, Inc.
Consolidated Balance Sheets
December 31, 2016 and 2015
(unaudited)

	2016	2015
Assets		
Current assets		
Cash and cash equivalents	$ 84,883	$ 138,463
Accounts receivable, net	82,678	55,333
Prepaid expense and other current assets	7,093	24,171
Current assets	174,654	217,967
Property and equipment, net	1,246,677	878,330
Intangible assets, net	45,365	49,489
Deposits and other assets	460,865	575,806
Total assets	$ 1,927,561	$ 1,721,592
Liabilities and Stockholder's (Deficit) Equity		
Current liabilities		
Accounts payable	$ 1,426,551	$ 155,449
Accrued expenses	331,047	-
Deferred revenues	361,375	381,954
Convertible notes payable	704,838	-
Total current liabilities	2,823,811	537,403
Stockholder's Equity (Deficit)		
Series A-1 preferred stock; $0.0001 par value; 1,000,000 shares authorized, 1,000,000 shares issued and outstanding at December 31, 2016 and 2015, liquidation preference of $1,500,000 at December 31, 2016	100	100
Series A-2 preferred stock; $0.0001 par value; 1,035,834 shares authorized, 1,035,834 shares issued and outstanding at December 31, 2016 and 2015, respectively, liquidation preference of $2,071,150 at December 31, 2016	104	104
Series A-3 preferred stock; $0.0001 par value; 2,236,625 shares authorized, 2,049,125 shares issued and outstanding at December 31, 2016 and 2015, respectively, liquidation preference of $6,828,709 at December 31, 2016	205	205
Series A-4 preferred stock; $0.0001 par value; 5,015,787 shares authorized, 3,720,424 shares issued and outstanding at December 31, 2016 and 2015, respectively, liquidation preference of $14,877,976 at December 31, 2016	373	373
Series B preferred stock; $0.0001 par value; 4,718,385 shares authorized, 38,051 and 0 shares issued and outstanding at December 31, 2016 and 2015, respectively, liquidation preference of $77,613 at December 31, 2016	4	-
Common stock, $0.0001 par value; 6,561,754 shares authorized, 200,000 shares issued and outstanding as of December 31, 2016 and 2015, respectively	20	20
Additional paid-in capital	9,706,831	9,227,404
Accumulated deficit	(10,603,887)	(8,044,017)
Total stockholder's (deficit) equity	(896,250)	1,184,189
Total liabilities and stockholder's (deficit) equity	$ 1,927,561	$ 1,721,592

See accompanying notes to the financial statements and the independent accountants' review report.

NestGSV, Inc.
Consolidated Statements of Operations
For the Years Ended December 31, 2016 and 2015
(unaudited)

		2016		2015
Revenues	$	4,037,186	$	2,798,927
Cost of revenues		745,431		647,279
Gross margin		3,291,755		2,151,648
Operating expenses				
Salaries and wages		2,163,085		1,848,350
Rent and occupancy		1,889,054		2,076,474
General and administrative		1,134,032		1,046,332
Total operating expenses		5,186,171		4,971,156
Loss from operations		(1,894,416)		(2,819,508)
Other expense (income)				
Interest expense		62,290		5,747
Loss on early termination of leasehold improvements		566,993		-
Other expense		-		113,000
Other income		(462)		(153,900)
Total other expense (income), net		628,821		(35,153)
Loss before income taxes		(2,523,237)		(2,784,355)
Income tax expense		36,633		20,995
Net loss	$	(2,559,870)	$	(2,805,350)

See accompanying notes to the financial statements and the independent accountants' review report.

NestGSV, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
For the Years Ended December 31, 2016 and 2015
(unaudited)

	Series A-1 Preferred Stock		Series A-2 Preferred Stock		Series A-3 Preferred Stock		Series A-4 Preferred Stock		Series B Preferred Stock		Common stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
Balances at December 31, 2014	1,000,000	$ 100	1,035,834	$ 104	2,049,125	$ 205	1,845,420	$ 185	-	$ -	4,500,000	$ 450	$ 7,106,566	$ (5,238,667)	$ 1,868,943
Repurchase of common stock	-	-	-	-	-	-	-	-	-	-	(4,300,000)	(430)	(386,570)	-	(387,000)
Issuance of Series A-4 preferred stock, net	-	-	-	-	-	-	1,875,004	188	-	-	-	-	2,499,811	-	2,499,999
Stock option expense	-	-	-	-	-	-	-	-	-	-	-	-	7,597	-	7,597
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,805,350)	(2,805,350)
Balances at December 31, 2015	1,000,000	$ 100	1,035,834	$ 104	2,049,125	$ 205	3,720,424	$ 373	-	$ -	200,000	$ 20	$ 9,227,404	$ (8,044,017)	$ 1,184,189
Issuance of Series B preferred stock, net	-	-	-	-	-	-	-	-	38,051	4	-	-	87,883	-	87,887
Beneficial conversion feature of convertible note payable	-	-	-	-	-	-	-	-	-	-	-	-	200,000	-	200,000
Stock option expense for common stock options	-	-	-	-	-	-	-	-	-	-	-	-	20,892	-	20,892
Fair value of warrants issued with convertible note payable	-	-	-	-	-	-	-	-	-	-	-	-	170,652	-	170,652
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,559,870)	(2,559,870)
Balances at December 31, 2016	1,000,000	$ 100	1,035,834	$ 104	2,049,125	$ 205	3,720,424	$ 373	38,051	$ 4	200,000	$ 20	$ 9,706,831	$ (10,603,887)	$ (896,250)

See accompanying notes to the financial statements and the independent accountants' review report.

4

NestGSV, Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2016 and 2015
(unaudited)

	2016	2015
Cash flows from operating activities:		
Net loss	$ (2,559,870)	$ (2,805,350)
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Loss on early termination of leasehold improvements	566,993	-
Depreciation and amortization	133,497	97,764
Accretion of discount on convertible note payable	75,490	-
Stock option expense	20,892	7,597
Changes in operating assets and liabilities:		
Accounts receivable	(27,345)	651,349
Prepaid expenses and other assets	132,019	63,178
Accounts payable	1,271,102	18,343
Accrued expenses	331,047	-
Deferred revenue	(20,579)	341,478
Net cash provided by used in operating activities	(76,754)	(1,625,641)
Cash flows from investing activities:		
Purchase of property and equipment	(1,064,713)	(440,372)
Net cash used in investing activities	(1,064,713)	(440,372)
Cash flows from financing activities:		
Proceeds from issuance of notes payable	1,000,000	-
Issuance of Series A-4 preferred stock	-	2,499,999
Issuance of Series B preferred stock	87,887	-
Repurchase of common stock	-	(387,000)
Net cash provided by financing activities	1,087,887	2,112,999
Net (decrease) increase in cash	(53,580)	46,986
Cash and cash equivalents at beginning of year	138,463	91,477
Cash and cash equivalents at end of year	$ 84,883	$ 138,463
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ -	$ -
Income taxes paid during the year	$ -	$ -
Non-cash financing activities:		
Beneficial conversion feature of convertible notes payable	$ 200,000	$ -
Fair value of warrants to purchase Series A-4 preferred stock	$ 170,652	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

NestGSV, Inc., a Delaware corporation, was formed on May 23, 2012. NestGSV, Inc. and its subsidiary, NestGSV Silicon Valley, LLC (collectively "NestGSV"), is an incubator and accelerator for startup businesses, providing infrastructure and networking opportunities in a dynamic environment. NestGSV, doing business as GSVlabs, offers lab space to startups and connects corporations to exponential technologies, business models and ideas through corporate innovation programs at its current location in Redwood City, California.

Note 2 – Liquidity and Capital Resources

NestGSV has experienced net losses during the years ended December 31, 2016 and 2015. NestGSV's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market NestGSV's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

NestGSV has historically funded its operations through equity and debt financing. NestGSV's ability to continue to generate positive cash flows depends on a variety of factors, including the continued development and successful marketing of the opportunities it provides to businesses. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support NestGSV's cost structure. Management of NestGSV expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital. In the event the NestGSV does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3 - Significant Accounting Policies

Principles of consolidation
The accompanying consolidated financial statements include the accounts of NestGSV, Inc. and its wholly owned subsidiary, NestGSV Silicon Valley, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated.

Basis of accounting
The accompanying consolidated financial statements were prepared using accounting principles generally accepted in the United States of America. Certain prior period amounts have been reclassified to conform to current presentation.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Intangible assets
Intangible assets consist of organization costs that have finite useful lives and are amortized over their useful lives of 15 years. In accordance with GAAP, when facts and circumstances indicate that the carrying value of definite-lived intangible assets may not be recoverable, management assesses the intangibles for impairment. During the years ended December 31, 2016 and 2015, there was no impairment of intangible assets.

Note 3 - Significant Accounting Policies (continued)

Use of estimates
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the consolidated financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to fair value for stock based compensation, fair value of warrants, intangible assets and the useful lives of property, equipment and intangible assets.

Accounts receivable
Accounts receivable are uncollateralized customer obligations due under normal trade terms generally requiring payment within 30-60 days from the invoice date. Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current collectability status of accounts, which includes historical loss experience and the length of time receivables are past due. Balances still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. The Company has recorded a provision for doubtful accounts of $51,000 as of December 31, 2016 and 2015.

Property and equipment
Property and equipment consist principally of computer equipment, furniture and fixtures, leasehold improvements, website and software. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from five to fifteen years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

The Company reviews long-lived assets, including property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. To determine recoverability of its long lived assets, the Company evaluates the probability that future undiscounted cash flows, without interest charges, will be less than the carrying amount of the assets. The Company wrote off $566,993 upon the early termination of its leasehold improvements during the year ended December 31, 2016.

Revenue recognition
Revenue is recognized from three primary activities: 1) lab space rental for private parties, designated desks and virtual desks; 2) event revenue from hosting third party events and workshops onsite; and 3) corporate innovation from corporate accelerators, consulting and sponsored events.

Revenue is recognized during the period of service or when the event or activity occurs. If payment is received in advance or the event or activity, the amount is recorded as deferred revenue and recognized once the event or activity occurs.

Note 3 - Significant Accounting Policies *(continued)*

Cost of revenues
Cost of revenues consists of the cost of the lab space rental, event revenue and corporate innovation events.

Marketing and advertising costs
The Company expenses marketing and advertising costs as incurred.

Share-based compensation
The Company expenses all share-based payment to employees, including the grant of employee stock options, in the income statement based on their fair value less estimated forfeitures. Compensation cost is recognized over the award's requisite service period (which is generally the vesting term). The Company grants newly issued shares of stock upon exercise of stock options.

The value of equity instruments issued to non-employees is calculated for all transactions in which goods or services are the consideration received for the issuance of equity instruments and is accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measured. The measurement date of the fair value of the equity instrument issued is the earlier of the date on which the counterparty's performance is complete or the commitment date if there is sufficient disincentive to ensure performance.

Income taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations.

Note 3 - Significant Accounting Policies (continued)

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents and accounts receivable from customers. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits. Accounts receivable are generally unsecured.

The amounts reported for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, and accrued payroll are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. The notes payable charge interest at fixed rates; however, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Computer equipment	$ 116,639	$ 84,919
Furniture and fixtures	505,123	421,500
Leasehold improvements	880,365	501,049
Website	49,261	46,200
Software	1,420	1,420
Subtotal	1,552,808	1,055,088
Less accumulated depreciation	(306,131)	(176,758)
Total	$ 1,246,677	$ 878,330

Depreciation expense for the years ended December 31, 2016 and 2015 was $129,373 and $93,640, respectively. The Company wrote off $566,993 upon the early termination of its leasehold improvements during the year ended December 31, 2016.

Note 5 – Intangible Assets

Intangible assets consist of the following at December 31, 2016 and 2015:

	2016	2015
Organizational costs	$ 61,861	$ 61,861
Subtotal	61,861	61,861
Less accumulated amortization	(16,496)	(12,372)
Total	$ 45,365	$ 49,489

Note 5 – Intangible Assets (continued)

Amortization expense for the years ended December 31, 2016 and 2015 was $4,124. As of December 31, 2016 the expected amortization of intangible assets with a definite life over the 5-year period and thereafter is as follows:

2017	$	4,124
2018		4,124
2019		4,124
2020		4,124
2021		4,124
Thereafter		24,745
	$	45,365

Note 6 – Convertible Notes Payable

During February and November 2016, the Company entered into a convertible notes payable with fixed terms. The following table presents the components of the short-term notes payable as of December 31, 2016:

Type	Interest Rate	Maturity	Amount
Convertible promissory note	8.0% per annum	07/31/2017	$ 500,000
Convertible promissory note	12.0% per annum	05/23/2017	500,000
Total convertible notes payable			$ 1,000,000

All notes payable are convertible into common units of the Company at maturity unless an event of default or qualified equity financing occurs prior to maturity. At maturity, the principal balance will automatically convert into common units of the Company at a price per unit equal to the lesser of 80% of the fair market value of the common units or the Capped Unit Price, applicable on the date immediately prior to the conversion. The Capped Unit Price is equal to the quotient obtained by dividing $1,000,000 by the fully diluted units outstanding immediately prior to the conversion.

As a result of the conversion price discount, there is a beneficial conversion feature of $200,000 related to the notes payable issued during 2016.

At the issuance date, the convertible notes were recorded as follows:

Convertible notes payable	$	1,000,000
Less: beneficial conversion feature		(200,000)
Total	$	800,000

During the year ended December 31, 2016, the Company has amortized $75,490, of the debt discount as non-cash interest expense. The remaining debt discount will be amortized over the term of the convertible notes payable.

Note 6 – Convertible Notes Payable (continued)

In July 2016, Company also issued a warrant to purchase 250,000 shares of Series A-4 preferred stock at $1.333 per share. The value of the warrants issued was $170,652, which represents additional paid-in capital. At December 31, 2016, the convertible notes payable are reported as follows:

Convertible notes payable	$	1,000,000
Less: unamortized debt discount		(124,510)
Less: fair value of warrants		(170,652)
Total	$	704,838

Note 7 - Capital Stock

Authorized Shares – On December 15, 2016, the Company amended its Articles of Incorporation. As of December 31, 2016, the Company has authorized the issuance of 20,582,034 shares of capital stock with a par value of $0.0001 per share. The total number of shares of common stock the Company is authorized to issue is 6,561,754. The total number of shares of preferred stock the Company is authorized to issue is 14,020,280; of which 1,000,000 is designated to be Series A-1 preferred stock ("Series A-1"), 1,035,834 is designated to be Series A-2 preferred stock ("Series A-2"), 2,236,625 is designated to be Series A-3 preferred stock ("Series A-3"), 5,015,787 is designated to be Series A-4 preferred stock ("Series A-4") and 4,732,034 is designated to be Series B preferred stock ("Series B"). Series A-1, A-2, A-3, A-4 and B are in parity with respect to preferences.

Preferred Stock – During 2015, the Company issued 1,875,004 shares of Series A-4 at $1.333 per share and received approximately $2.5 million in cash proceeds, net of issuance costs.

Dividend Rights – The preferred holders are entitled to receive, when, as and if declared by the Board of Directors and out of funds legally available, non-cumulative dividends at the rate of 8% of the original issuance price per annum on each outstanding share of preferred stock. The Company did not declare dividends during the years ended December 31, 2016 and 2015.

Liquidation preferences - The Series A-1, A-2, A-3, A-4 and B preferred stock, on an equal priority basis, have liquidation preferences that entitle these stockholders to receive, prior to and in preference to all other classes of stockholders, payment or distribution of any assets or surplus funds equal to $1.5000 per share of Series A-1, $2.000 per share of Series A-2, $3.333 per share of Series A-3, $3.999 per share for Series A-4 and $2.040 per share of Series B, plus any accrued and unpaid dividends on those shares. After distributions pursuant to the liquidation preferences noted above, all stockholders shall participate in additional distributions pro rata, on an as-converted to common stock basis, with all other classes of stock.

Conversion rights - Each share of Series A-1, Series A-2, Series A-3, Series A-4 and Series B shall be convertible, at the option of the holder thereof, at any time after date of issuance of such share, at the office of the Company or any transfer agent, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of the preferred shares by the conversion price of such series at the time to effect (adjusted for any recapitalizations, stock combinations, stock dividends, and stock splits). At December 31, 2016 and 2015, the conversion rate for Series A-1, Series A-2, Series A-3, Series A-4 and Series B stock equaled $1.0000, $1.3333, $1.3333, $1.3333 and $2.3097 per share, respectively.

Note 7 - Capital Stock (continued)

Each share of Series A-1, Series A-2, Series A-3, Series A-4 and Series B preferred stock shall automatically be converted into fully paid shares of common stock at any time upon the affirmative election of the holders of at least a majority of the outstanding shares of preferred stock or immediately upon the closing of a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 under the Securities Act of 1933 in which the price per share price is at least $6.9291per share and the gross cash proceeds are at least $30,000,000.

Voting rights - The Series A-1, Series A-2, Series A-3, Series A-4 and Series B stockholders have the right to one vote for each share of common stock into which such holders' share of preferred stock could then be converted.

Preferred Stock Warrants – During 2016 and 2014, in conjunction with the issuance of Series A-4 preferred stock, the Company issued warrants to purchase additional preferred stock to investors as follows:

Warrant Grant	Exercise Price	Warrants Outstanding	Expiration Date
Series A-4 preferred stock warrants	$1.33	187,500	April 2019
Series A-4 preferred stock warrants	$1.33	500,000	December 2019
Series A-4 preferred stock warrants	$1.33	250,000	July 2021
Series A-4 preferred stock warrants	$1.33	100,000	November 2021
		1,037,500	

During the years ended December 31, 2016 and 2015, no preferred stock warrants were exercised.

Stock Options - The Company has adopted the 2012 Stock Incentive Plan (the "Plan"). As of December 31, 2016, the Plan has authorized a maximum of 1,881,000 shares of common stock to be awarded, of which 1,610,000 shares of common stock are available for grant at December 31, 2016.

Options generally have a ten-year term and vest over four years. In the event of a change in control of the Company, an option or award under the Plan will become fully exercisable and fully vested, if the option or award is not assumed by the surviving corporation or the surviving corporation does not substitute comparable awards for the awards granted under the Plan, or in the event of an involuntary termination within one year following a change in control.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option-pricing model. During 2015, the Company used an estimated volatility of 60.00%, expected dividend yield of 0%, average risk free rate of 1.67% and an expected term of four years as its variables in its Black-Scholes calculation of stock compensation expense for options granted. The fair value per share of options granted during the ended December 31, 2015 was $0.04. There were no options granted during the year ended December 31, 2016.

Note 7 - Capital Stock (continued)

The Company recognized $20,892 and $7,597 in stock based compensation for the years ended December 31, 2016 and 2015, respectively, and as of December 31, 2016, the Company has $41,766, in unamortized compensation costs related to non-vested stock option awards that it expects to be recognized in future periods.

A summary of the Company's stock option activity and related information through December 31, 2016 and 2015 is as follows:

	Number of Shares	Weighted Average Price per share
Outstanding at December 31, 2014	-	$ 0.00
Granted	1,880,000	0.09
Outstanding at December 31, 2015	1,880,000	0.09
Surrendered	(270,000)	0.09
Outstanding at December 31, 2016	1,610,000	$ 0.09

The following table summarizes information regarding stock options outstanding and exercisable at December 31, 2016 and 2015:

		Options Outstanding		
Year	Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
2016	$0.09	1,610,000	8.98	$0.09
2015	$0.09	1,880,000	9.98	$0.09

		Options Vested		
Year	Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price
2016	$0.09	825,313	8.98	$0.04
2015	$0.09	273,333	9.98	$0.04

Note 7 - Capital Stock (continued)

During 2015, the Company repurchased 4,300,000 shares of common stock for $387,000.

Note 8 - Commitments and Contingencies

Operating leases
The Company leases office space and equipment under non-cancelable operating leases. The leases terminate in January 2018 and June 2018. Future minimum lease payments under these leases as of December 31, are as follows:

2017	$	1,310,735
2018		646,565
	$	1,957,300

Rent expense on the Company's operating leases was approximately $1,181,133 and $1,430,689 for the years ended December 31, 2016 and 2015, respectively.

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Note 9 - Income Taxes

The income tax expense is composed of the following at December 31, 2016 and 2015:

		2016		**2015**
Current				
Federal	$	1,900	$	-
State		34,733		20,995
Total	$	36,633	$	20,995

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Note 9 - Income Taxes (continued)

Significant components of the Company's deferred taxes as of December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred tax assets (liabilities):		
Net operating loss carry forward	$ 2,851,710	$ 1,725,030
Property and equipment	(544,398)	(274,617)
	2,307,312	1,450,413
Valuation allowance	(2,307,312)	(1,450,413)
Deferred tax asset, net	$ -	$ -

The difference between the tax expense derived by applying the Federal statutory income tax rate to net income before income taxes and the total expense recognized in the consolidated financial statements is as follows:

	2016	2015
Expected federal income tax benefit	$ (857,901)	$ (946,680)
Other	(35,631)	314,744
Increase in valuation allowance	856,899	610,941
Income tax expense	$ (36,633)	$ (20,995)

In assessing the realizability of deferred tax assets at December 31, 2016 and 2015, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets depends upon the generation of future taxable income during the periods in which these temporary differences become deductible.

The Internal Revenue Code Section 382 limits net operating loss and tax credit carry forwards when an ownership change of more than fifty percent of the value of the stock in a loss corporation occurs within a three-year period. Accordingly, the ability to utilize remaining net operating loss and tax credit carry forwards may be significantly restricted with any subsequent change in control or sale of the Company.

As of December 31, 2016, the Company and a net operating loss carry forward of approximately $8.4 million that will begin to expire in 2032.

Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company's assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions.

Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities.

Note 9 - Income Taxes (continued)

If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income, or cash flows in the period or periods for which that determination is made. Any accruals for tax contingencies are provided for in accordance with the requirements of generally accepted accounting principles in the United States of America.

Note 10 – Subsequent Events

On April 7, 2017, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $1,000,000 of financial interests through a SEC Regulation Crowdfunding to eligible investors through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

In the first quarter of 2017, the Company issued 728,231 shares of Series B at $2.3097 per share and received approximately $1.68 million in cash proceeds.

On February 28, 2017, the Company established a subsidiary, GSVlabs Boston, LLC and has a forty-one percent ownership interest in this company as of the date of issuance of these consolidated financial statements.

Management of the Company has evaluated subsequent events through June 12, 2017, the date the consolidated financial statements were available to be issued.

Exhibit B

Company Summary



MicroVentures



Company: NestGSV, Inc. (d/b/a GSVlabs)

Market: Venture Capital

Product: Startup innovation platform

Notable Investors: GSV Capital

Company Highlights:

Startups are changing the global economic landscape. While previously concentrated in places like Silicon Valley, entrepreneurship is now a worldwide phenomenon that seeks to address key issues and shape the future of business. As a global innovation platform, GSVlabs aims to help startups solve society's largest challenges through coaching, connectivity, and access to capital.

GSVlabs offers a highly curated, immersive experience that connects the brightest minds from all over Silicon Valley – and the world. GSVlabs provides startups with invaluable resources such as coworking space, education, networking, and venture capital. More than 150 industry veterans and thought leaders serve as mentors dedicated to entrepreneurs' unique needs.

Through accelerators, think tanks, and relationship consulting, GSVlabs opens a window to the innovation economy and provides global organizations access to technological innovations. GSVlabs also hosts over 80 events each year to facilitate conversation and collaboration, including its biggest event, the annual Pioneer Summit – a combination of keynote speakers, panel discussions, interactive workshops, pitch competitions, and networking.

Other Highlights:

- In 2016, GSVlabs generated over $4 million in revenue
- Monthly lab desk fees, the company's primary source of revenue, increased by over 60% between January 2015 and March 2017
- Q1 2017 revenue is up 30% from Q1 2016 while operating expenses are down 9%
- Corporate partners include IBM, JetBlue, 3M, Intel, AT&T, and The Times of India
- GSVlabs startups have been acquired by leading tech companies such as Facebook (Privatecore, Nascent Objects) and WeWork (Welkio)
- Previous GSV events drew over 3,000 attendees, with speakers such as Bill Gates, Sir Richard Branson, Guy Kawasaki, and Dr. Condoleezza Rice



Opportunity

Transformative businesses are increasingly coming out of startup ecosystems such as incubators, accelerators, and innovation centers. These types of programs support startups through education, mentorship, and financing. Top programs can speed up the time it takes companies to reach key milestones, such as raising venture capital and gaining customer traction.[i] The number of U.S.-based accelerators has increased significantly over the last decade, growing from 16 programs in 2008 to over 170 in 2015.[ii]

GSVlabs is part of a network of companies collectively known as Global Silicon Valley, or GSV. Founded in 2012, GSVlabs incubates, accelerates, and invests in transformative startups. It is home to over 185 startups that raised over $250 million in 2016. Major corporations like Cisco, IBM, JetBlue, 3M, Intel, AT&T, and The Times of India partner with GSVlabs to launch new initiatives, identify talent, and propel new business models. GSVlabs is focused on the following key technology verticals: Big Data, Education Technology (EdTech), Entertainment, Mobile, and Sustainability. The goal is to create a global network that connects Silicon Valley to the world and the world to Silicon Valley.

Product

GSVlabs is a global innovation center based in Silicon Valley that accelerates startups and connects corporations to exponential technologies, business models, and entrepreneurs. Utilizing GSVlabs' platform, founders and entrepreneurs join a global network of partners, including corporations, international agencies, mentors, universities, investors, thought leaders, and nonprofits.



GSVlabs' platform is centered around three core services: 1) Incubate & Accelerate, 2) Education & Media, and 3) Strategic Services.



- **Incubate & Accelerate**: Incubate, network, and accelerate a global ecosystem of game-changing startups with high-value services:



MENTORS + ADVISORS
Serial entrepreneurs, successful CEOs, corporate executives and subject matter experts that guide our startups
BUSINESS DEVELOPMENT
Leveraging relationships and influence to open doors and accelerate commercial growth
CAPITAL RAISING
Resources to get "investor ready" and a global investor network to get the deal done
PRODUCT DEVELOPMENT
Product testing, user feedback, rapid prototyping resources to enable agile and lean product development
FLEXIBLE WORKSPACE
Dynamic spaces that promote productivity, collaboration, and innovation
PROFESSIONAL SERVICES
Discounts on professional services and free tech from AWS, IBM, and Google (to name a few).

- **Education & Media**: Live and digital education programs and events focused on exponential ideas, technologies, and the industries of tomorrow:



GROWTH HACKING CURRICULUM
The growth hacking and digital marketing strategies transforming customer acquisition.
PIONEER SUMMIT
Convening the entrepreneurs, investors & corporations building the industries of tomorrow.
ON-DEMAND LEARNING TOOLS
Digital content and tools that provide training in emerging tech areas and disruptive business models
THEMATIC MEGATREND EVENTS
Conferences convening the best & brightest in emerging technology areas like AI and Robotics
FRONTIER TECHNOLOGY RESEARCH
Sponsored white papers and reports on emerging tech areas and disruptive business models
IMMERSIVE, THEMATIC BOOTCAMPS
Immersive skills-training workshops on emerging tech areas and disruptive business models



- **Strategic Services**: Integrated innovation services that connect corporations, organizations, and universities with transformational technology, talent, and ideas:



HACKATHONS + IDEATHONS
Crowdsourcing code, insights, product concepts and business models from innovators
AGILE + DESIGN THINKING IMMERSION
Hands-on mentorship and innovation coaching for a corp. team developing a new product or service
RAPID INNOVATION WORKSHOPS
Design thinking and rapid innovation with organizations to discover innovation opportunities
SPONSORED ACCELERATORS
Custom, industry-focused startup accelerator run on behalf of a corporate partner
SMART LEARNING PLATFORM
A proprietary portfolio of software and digital tools that propel corporate innovation
INNOVATION + TECHNOLOGY SCOUTING
Identifying, analyzing and managing relationships with game-changing startups

Startups can apply for one of five Innovation Labs, each based on a key technology vertical:

- **Big Data Innovation Lab:** For big data startups focused on artificial intelligence, education, health, fintech, or security

- **EdTech Innovation Lab:** For startups from the K-12 space to higher education and enterprise learning

  GSVlabs also provides support to the following EdTech accelerator programs:

  - Intel Education Accelerator: GSVlabs houses and provides supporting services to the Intel Education Accelerator, a 12-week accelerator which invests $100,000 in eight companies across the education space. Companies have access to EdTech Lab programming, mentorship, and coaching.

  - AT&T Aspire Accelerator: GSVlabs provides supporting services to the virtual AT&T Aspire Accelerator, a 12-week accelerator which invests $100,000 in six education for-profit and nonprofit corporations around the U.S. Companies have access to EdTech Lab programming, mentorship, and coaching, as well as access to coworking space when they visit the Bay Area.

  - ASU-Draper-GSV Accelerator: The ASU-Draper-GSV Accelerator combines the resources and venture expertise of Draper Associates and Global Silicon Valley (GSV) with the real-world testing platform of Arizona State University, one of the nation's largest and most innovative public universities.

- **Entertainment Innovation Lab:** For startups focused on gaming, video, audio, or sports, the Entertainment Lab has networks in Silicon Valley and in Los Angeles, as well as remote international connectivity



- **Mobile Innovation Lab:** For mobile-first startups focused on consumer apps, IoT, VR/AR, and wearables

- **Sustainability Innovation Lab:** For digital cleantech and sustainability entrepreneurs

In addition to the Innovation Labs, GSVlabs provides three in-house accelerators, including the ReBoot Career Accelerator for Women, the Core Labs Game Accelerator, and the GSVlabs Pioneer Accelerator, which is co-designed with Google Developers Launchpad.

GSVlabs houses startups in its 60,000-square-foot Silicon Valley campus with capacity to serve over 200 startups. It also hosts over 80 events per year, including the annual GSV Pioneer Summit.







GSVlabs is a portfolio company of GSV Capital (NASDAQ: GSVC), a publicly traded venture capital firm that has invested in some of the most notable VC-backed private companies around the world. To see GSV Capital's full portfolio please visit: http://gsvlabs.com/our-startups/

GSV Capital Notable Investments








Source: http://gsvlabs.com/investors/



About GSV

Global Silicon Valley (GSV) is a modern merchant bank that identifies, advises, invests in, and accelerates companies around the world. GSV's ecosystem of complementary investment-oriented businesses and media properties include the following portfolio companies (these are affiliated entities under the GSV umbrella and not part of an investment in GSVlabs):

- **GSV Asset Management:** A multiproduct asset management firm focused on developing a range of growth-oriented strategies.
- **GSV Capital:** Launched in 2011, GSV Capital (NASDAQ: GSVC) is a publicly traded investment fund that seeks to identify and invest in rapidly growing, late-stage, venture capital-backed private companies.
- **GSV Growth Credit:** A growth lending platform that provides thoughtfully structured long-term loans to fast-growing small and medium-sized businesses.
- **GSV Shared-X:** A sustainability initiative aimed at improving Latin American agricultural production through applied knowledge at scale through a shared revenue model.
- **GSV Sustainability Partners:** A company focused on reducing the cost of energy and water for cities, schools, and businesses globally by purchasing sustainable upgrades on behalf of clients and, in exchange, sharing the measurable financial benefits of the given product for a period of time.
- **GSV Ventures:** A specialized venture firm that leads or co-invests in mid- and late-stage financing for pre-IPO companies with a primary focus on biotech, cleantech, energy, and information technology.
- **BC-GSV:** Powered by Brand Capital, the investment team at India's largest media conglomerate, and GSVlabs, BC-GSV accelerates startups in areas of EdTech, FinTech, HealthTech, and Retail Consumer by providing unique learning opportunities and connecting entrepreneurs to high-impact networks of talent, investors, and media partners.
- **GSV Advisors:** Providing merger, strategic advisory, private placement services, and capital, GSV Advisors leverages deep domain expertise, relationships, and entrepreneurial experience to help education entrepreneurs and growth companies connect with valued-added, strategic investors and partners.
- **GSV Financial Group:** Financial services platform for high net worth individuals, family offices, and institutions that offers products through GSV Ventures, GSV Securities, GSV Equity, and GSV investment Advisors.
- **GSV Studio:** Professional, state-of-the-art video production facility within the Silicon Valley campus of GSVlabs that powers GSV Media properties as well as the video and content strategies of GSV Constellation members and many other clients.
- **GSV iQ:** Providing research and insights into the world's fastest-growing companies and sectors, GSV iQ focuses on a handful of key innovation sectors: biotechnology, sustainability, internet/media/social, cloud computing, and education technology.

Use of Proceeds and Product Roadmap

GSVlabs will use proceeds from the current round to begin its global expansion by forming key local and regional partnerships. GSVlabs also plans to use funds to secure a new Silicon Valley flagship center, develop additional innovation services, and build a more robust corporate partnership pipeline for 2017 and 2018.

Opening an innovation center takes 12 months from the time an agreement is signed. In 2017, GSVlabs has plans to open centers in at least two of the top 10 innovation markets in the world. GSVlabs screens potential hubs for the city's year-over-year funding, deal, and exit growth as well as for the number of Fortune Global 2000



companies, accelerators, global universities, and corporate offices. Each new innovation center costs roughly $2 million to open. At 30,000 square feet per facility, each center can host up to 550 startups (400 physically in the center and an additional 150 startups hosted virtually).

Business Model

At the GSVlabs's facility in Redwood City, California, the company generates monthly recurring revenue through renting office space, designated desks, and virtual desks, providing infrastructure and networking opportunities to startup companies and corporate entities. The Company supplements this base revenue through additional revenue generating activities including the creation of acceleration programs for partners, corporate sponsorship and strategic services, education programs, hosting events at its facility, and proceeds from sales of (or dividends on) equity in startups. The Company plans to expand and open facilities in strategic innovation hubs in both domestic and international locations.

USER TRACTION

GSVlabs' network includes over 150 startups, over 150 mentors, and over 25 corporate and strategic partnerships. The company hosts over 80 events per year, including the annual Pioneer Summit, which had more than 1,700 attendees and over 125 presenting companies in 2016.

In 2016, GSVlabs launched accelerators in Bangalore and Delhi in partnership with The Times of India (India's largest media company). Through these programs, GSVlabs will receive equity in all participating startups.

Major Silicon Valley venture firms have invested in GSVlabs startups, including the following:



Kapor Capital
SEQUOIA
Index Ventures
Foundation Capital
khosla ventures
General Catalyst Partners
intel Capital
Y Combinator
PivotNorth Capital
COMCAST VENTURES
QUEST Venture Partners
CAPRICORN Investment Group
WI Harper Group
boostVC
WaldenVC Sprout Stage Investors
Menlo
SIGNIA VENTURE PARTNERS
Venture Capital
VISIONNAIRE VENTURES
BULLPEN CAPITAL

Source: http://gsvlabs.com/investors/



In 2016, GSVlabs generated over $4 million in total income, up 44% from 2015. The primary source of revenue was payment for lab desk space, which generated over half (~60%) of total income. Monthly lab desk revenue has increased by nearly 70% between January 2015 and April 2017. Additional revenue largely came from four sources: 1) international accelerators and workshops (~$414K), 2) the Reboot Accelerator for Women (~$375K), 3) third-party and white-glove events (~$357K), and 4) signature events, specifically the Pioneer Summit (~312K). As of April 2017, GSVlabs has generated over $1.45 million in total income year to date, up 25% from the same period in 2016. The company had a gross profit of roughly $3.29 million in 2016 and has a gross profit of roughly $1.35 million year to date as of April 2017.



Note: Quarterly financials were not audited or subject to financial review.

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In 2016, total operating expenses were roughly $5.19 million, up less than 5% from 2015's operating expenses. Payroll has been the largest budget item followed by facility payments, which took up 36% and 35%, respectively, of total operating expenses in 2016. In the second half of 2016, operating expenses declined as the company received rent abatements in August, September, and November for upgrading its facility with state-of-the-art technology and amenities. GSVlabs also restructured payroll in November 2016, which further contributed to the decrease in that month's operating expenses. Year-to-date operating expenses as of April 2017 have totaled roughly $1.98 million, up 6% from the same period in 2016; the company had a $230,650 depreciation and amortization expense in April 2017, which was the primary cause of the increase.



Note: Quarterly financials were not audited or subject to financial review.

In 2016, GSVlabs had a net operating loss of about $1.89 million, compared to a net operating loss of over $2.81 million in 2015. The company generated a net operating profit in September 2016 due to revenue from the Pioneer Summit. November 2016 was also profitable because of reduced operating expenses (rent abatement and payroll restructuring). Year to date, as of April 2017, the company had a net operating loss of over $622,000, which is 22% less than the net loss from the same period in 2016.



Note: Quarterly financials were not audited or subject to financial review.



Accelerators and incubators are programs that assist entrepreneurs in the early stages of company formation in areas like product development, marketing, product distribution, fundraising, and networking. While accelerators and incubators have similar connotations, they operate differently and each has a distinct goal or outcome.

Incubators are generally structured as mentorships, with relationships lasting more than a year. Incubators usually take little to no equity in the company and can afford to help because they do not provide upfront capital like accelerators. While some are independent, many incubators receive funding from universities, government entities, and large corporations. Participating startups may also pay to "lease" coworking space at the incubator's facility.

Conversely, an accelerator works with entrepreneurs for a short amount of time – typically three months.[iii] In addition to guidance, accelerators typically provide capital in exchange for 5% to 7% ownership in the company.[iv] Accelerators offer structured programming with curriculum and expert advice across a variety of business functions, including strategy, growth, and fundraising.

The number of U.S.-based accelerators has increased significantly over the last decade, growing from 16 programs in 2008 to over 170 in 2015. These accelerators have invested in over 5,000 U.S.-based startups, with a median investment of $100,000. Today, accelerator programs are in 54 metropolitan areas across 35 states.[v]



Traditionally, accelerators relied on startup exits to recoup their investments and generate profits. More recently, these types of programs have changed their business model and expanded into alternative revenue-generating services to fund operations prior to exits. This includes monetizing events, education workshops, mentorship, and office space. In 2015, the vast majority of accelerators around the globe (91%) were reliant on these additional services to remain solvent in the short term. Additionally, 75% of accelerators planned to continue utilizing this



more comprehensive business model to support operations over the long term. Corporate partnerships and sponsorships have also been a notable source of financial support for accelerators.[vi]

Most accelerators are still fairly concentrated in the technology startup hubs like San Francisco-Silicon Valley, Boston-Cambridge, and New York. These regions are home to 40% of all accelerators in the U.S. and nearly two-thirds of accelerator-funded deals over the last 10 years.[vii] In 2016, Silicon Valley-based companies raised $24.9 billion across 1,484 deals. In 2015, those companies had raised $34.4 billion across 1,867 deals.[viii]



With over 29,000 startup headquarters, Silicon Valley is a dominant center of global innovation.[ix] The region is home to leading venture capitalists, such as Sequoia Capital, Benchmark Capital, Kleiner Perkins Caufield & Byers, Andreessen Horowitz, and Accel Partners, as well as world-changing companies like Apple, Google, Facebook, Uber, Palantir, and Tesla. Yet the entrepreneurial mindset that has made Silicon Valley a mecca for innovation is going global. In 2016, 13,665 startups from around the world completed financing rounds totaling $127.4 billion. While that amount is below the $140.6 billion invested in 2015, it is almost twice the total global VC investment seen just three years earlier.[x]





500 Startups: Founded in 2010, 500 Startups is a global venture capital seed fund with a network of startup programs headquartered in Silicon Valley. The company offers four-month accelerator programs in both Mountain View and San Francisco, California, and, more recently, in Mexico City, Mexico. The accelerator investment is $112,500 net of fees (or $150,000 gross) for 6% of the company. To date, over 1,600 companies originating from over 60 countries have participated in 500 Startups' accelerator programs.[xi] Notable examples include Intercom, Talkdesk, Punchd (acquired by Google), 9GAG, ToutApp, BrightNest (acquired by Angie's List), Chalkable (acquired by STI), Le Tote, RealtyShares, TouristEye (acquired by Lonely Planet), Shippo, and Havenly.[xii]

Dreamit: Founded in 2008, Dreamit is an accelerator program for early-stage edtech and digital health startups. It specifically targets post-seed companies that have already established product market fit, some revenue, or early traction and need help to scale for a Series A round. The 14-week program includes a two-week, multi-city Customer Immersion Roadshow that includes customer meetings with venture capital firms, corporate venture groups, investor network, and potential customers. Upon acceptance into the program, startups issue Dreamit a $50,000 convertible note that will convert at the next financing round.[xiii] Dreamit's portfolio includes over 300 startups that have gone on to raise over $500 million in follow-on funding.[xiv]

Plug and Play Tech Center: Founded in 2006, Plug and Play offers an accelerator program and also makes seed- and early-stage venture Investments. The Plug and Play Startup Camp is a 10-week program for early-stage companies where qualified entrepreneurs are eligible to receive an investment of $25,000 upon acceptance into the program.[xv] The company also offers 12-week industry-specific programs. Plug and Play invests $25,000 to $500,000 in over 100 companies per year and syndicates funding rounds for startups through VC and angel investor networks.[xvi] Its startup community has collectively raised over $6 billion in venture funding.[xvii]

Techstars: Founded in 2006 in Boulder, Colorado, Techstars is a mentorship-driven startup accelerator. Currently, Techstars has 28 accelerator programs around the world.[xviii] A $100,000 convertible note is offered to all accepted startups, plus $20,000 in exchange for 6% common stock.[xix] Additionally, Techstars launched the Global Accelerator Network in 2011, which links over 70 accelerators across over 100 cities in six continents.[xx] It also has a venture capital fund, Techstars Ventures. Over 900 companies have participated in Techstars' accelerator programs; collectively, these companies have raised over $3.3 billion.[xxi]

Y Combinator: Y Combinator was founded in 2005 in Mountain View, California. It offers two 10-week accelerator programs per year, located in Silicon Valley, that culminate in a Demo Day in front of a select group of investors. Through each program, Y Combinator invests $120,000 per startup for a 7% equity stake.[xxii] Since inception, Y Combinator has funded over 1,464 startups that have a collective valuation of over $80 billion.[xxiii] Notable companies that have gone through the program include Airbnb, Dropbox, Reddit, Tilt, Twitch, DoorDash, Coinbase, and Gusto.[xxiv]





Marlon Evans, CEO: Prior to joining GSVlabs, Marlon served as a Director of Corporate Affairs at Hewlett Packard. There, his team implemented global community engagement programs, collaborating with the Stanford Institute of Design and facilitating company-driven hackathons in support of educational, health, and environmental innovation. Through his work and recognition at HP, KIPP Foundation, All Stars Helping Kids, and Playworks, Marlon remains devoted to driving community change and promoting diversity. Marlon received his BA in Political Science and MA in Sociology from Stanford University.



Alec Wright, COO: Prior to joining GSVlabs, Alec was the Principal Consultant at Andiron Strategies, where he advised startups regarding early validation, strategic growth, and financing. He started his career in law, working as a paralegal at the Lex International Law Firm and law clerk at Ward and Ward, before becoming a Legal Consultant at Grow VC Advisors. Alec earned Bachelor's degrees in Philosophy, Political Science, and Communications from New York University and a JD from Georgetown University.



Michael Moe, Founder of GSV: Michael is the Founder of GSV and GSV Asset Management. He has also served as Chairman of the Board of Directors, CEO, and Chief Investment Officer of GSV Capital Corp. (NASDAQ: GSVC) since the company's inception in 2011. Prior to starting GSV, Michael Co-founded and served as Chairman and CEO of ThinkEquity Partners, an asset management and investment banking firm focused on venture capital, entrepreneurial, and emerging growth companies. Before ThinkEquity, he held positions as Head of Global Growth Research at Merrill Lynch and Head of Growth Research and Strategy at Montgomery Securities. Michael has a BA from the University of Minnesota and is a CFA® charterholder.



Mark Flynn, President of GSV Capital: Mark was named President of GSV Capital in May 2014. He is also Co-managing Partner of GSV Asset Management and has served as a member of the GSV Capital Board of Directors since 2011. Previously, Mark managed Trilogy Capital Partners, a California-based private investment and consulting firm, since its formation in 1997. Prior to forming Trilogy, he worked in various capacities in the investment banking groups at Salomon Brothers and Volpe, Brown & Whelan. Mark has served as a regent at St. John's University, as chairman of The Preserve Company, and as a member of the Board of Directors of the DAPER Fund at Stanford University as well as a number of privately held companies.



Security Type: Crowd SAFE (Simple Agreement for Future Equity)
Round Size: **Min**: $50,000 **Max**: $1,070,000
Interest Rate: N/A
Length of Term: N/A
Valuation Cap: $26,500,000
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd SAFE into shares of a series of non-voting preferred stock, at the price per share of the new preferred stock sold in the equity financing, or at a valuation cap of $26,500,000, whichever results in a lower conversion price. Please refer to the Crowd SAFE Form for a complete description of the terms of the Crowd SAFE, including the conversion provisions.

PRESS

Forbes: Accelerators Are Your Best Bet As Startup Investing Slows, Says GSVlabs CEO
Medium: Eleven GSVlabs EdTech startups reimagine the future of education

[i] http://proceedings.aom.org/content/2014/1/12955.abstract
[ii] https://www.brookings.edu/research/accelerating-growth-startup-accelerator-programs-in-the-united-states/
[iii] https://www.brookings.edu/research/accelerating-growth-startup-accelerator-programs-in-the-united-states/
[iv] https://www.cbinsights.com/blog/top-accelerators-follow-on-funding-rates/
[v] https://www.brookings.edu/research/accelerating-growth-startup-accelerator-programs-in-the-united-states/
[vi] http://gust.com/global-accelerator-report-2015/
[vii] https://www.brookings.edu/research/accelerating-growth-startup-accelerator-programs-in-the-united-states/
[viii] https://www.pwc.com/us/en/moneytree-report/assets/PwC%20&%20CB%20Insights%20MoneyTree%20Report%20-%20Q4'16_Final%20V1.pdf
[ix] https://angel.co/silicon-valley
[x] https://assets.kpmg.com/content/dam/kpmg/xx/pdf/2017/01/venture-pulse-q4-2016-report.pdf
[xi] http://500.co/
[xii] https://500.co/faqs/
[xiii] http://www.dreamit.com/faq
[xiv] http://www.dreamit.com/#why-dreamit
[xv] http://plugandplaytechcenter.com/startupcamp
[xvi] http://plugandplaytechcenter.com/startups/
[xvii] https://www.linkedin.com/company/plug-and-play-tech-center
[xviii] http://www.techstars.com/programs/
[xix] http://www.techstars.com/faq/
[xx] http://gan.co/
[xxi] http://www.techstars.com/companies/
[xxii] https://www.ycombinator.com/faq/
[xxiii] https://www.ycombinator.com/
[xxiv] https://www.ycombinator.com/companies/

Exhibit C

Crowd SAFE (Simplified Agreement for Future Equity)

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

NestGSV, Inc. (d/b/a GSVlabs)

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[_______] (the "**Purchase Amount**") on or about [Date of Crowd Safe], NestGSV, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Valuation Cap**" is $26,500,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **<u>Equity Financing</u>**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Conversion Price.

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the Applicable Financing Price then in effect.

(b) **<u>Liquidity Event</u>**.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a

4829-0698-7082.3

number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the Applicable Financing Price then in effect, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Applicable Financing Price**" means the price per share at which shares of Preferred Stock were sold in the most recent Equity Financing.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

4829-0698-7082.3

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (not including (A) any securities of the Company acquired and/or beneficially owned by such person if such person is an existing shareholder of the Company and (B) any securities acquired directly from the Company or its affiliates), (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price, as calculated immediately prior to the First Equity Financing, or (ii) the Applicable Financing Price then in effect, whichever calculation results in a greater number of shares of Preferred Stock.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the

4829-0698-7082.3

- 4 -

Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(e)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS

PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)　　The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)　　Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)　　Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)　　The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)　　Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)　　In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)　　All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

4829-0698-7082.3

(h) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

NestGSV, Inc.

By: _____

     Name: Marlon Evans

     Title: Chief Executive Officer

Address: 585 Broadway Street, Redwood City, CA 94063

Email: marlon@gsvlabs.com

INVESTOR:

By: _____

     Name: _____

Address: _____

_____

Email: _____

Exhibit D
Investor Pitch Deck

INNOVATION POWERED BY
THE GLOBAL SILICON VALLEY



GSVlabs

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.



GSVlabs is a **global innovation platform** based in the heart of Silicon Valley. We accelerate startups and connect corporations to exponential technologies, business models, and ideas.

GSVlabs creates powerful network effects by catalyzing the innovation ecosystem and connecting Silicon Valley to the World and the World to Silicon Valley.

GSVLABS INNOVATION ECOSYSTEM
Creates Powerful Network Effects & Revenue Drivers



SILICON VALLEY FLAGSHIP CENTER

GSVLABS HEADQUARTERS IN SILICON VALLEY



GSVlabs
Accelerating Global Innovation

HOST OF THE ICONIC PIONEER SUMMIT



Summit
Summit
GSVlabs

GSVLABS BY THE NUMBERS:

MEMBERSHIP

Startups:	150+
Total Members:	500+
Mentors:	150+

FINANCIAL PERFORMANCE

2016 Revenues	$4M+
2015 Revenues	$2.8M

INNOVATION AND CORPORATE PARTNERS INCLUDE:



intuit. intel CLAYTON CHRISTENSEN INSTITUTE for DISRUPTIVE INNOVATION at&t

IBM CISCO NVIDIA jetBlue

DRIVEN AND EXPERIENCED TEAM



MICHAEL MOE

Founder, GSV

Director, GSVlabs
Founder & CEO, ThinkEquity Partners
Head of Global Growth Research, Merrill Lynch
BA, University of Minnesota



MARLON EVANS

Chief Executive Officer

Board of Directors, Playworks
Director of Corporate Affairs, Hewlett Packard
BA & MS, Stanford University



ALEC WRIGHT

Chief Operating Officer

Board of Directors, Cleantech Open
Corporate Litigation, Kellogg Huber Hansen
JD, Georgetown University
BA, New York University



MARK FLYNN

Director

Co-Managing Partner, GSV Asset Management
Founder, Trilogy Capital Partners
MBA, Harvard Business School
BA, St. John's University (MN)



MEGAN JORDAN

VP, Events & Media

Advance/Event Team, White House - President Obama
BA, University of San Francisco



MARK MOE

VP, Business Development

Managing Director, Cherry Tree
Partner, ThinkEquity Partners
JD, University of Minnesota
BA, George Washington University



LI JIANG

Evangelist

Vice President, GSV Asset Management
Analyst, William Blair
Founder, NU Campus Solutions
BA, Northwestern University

GSVlabs

THE MAGIC OF SILICON VALLEY

Silicon Valley remains the dominant center of global innovation, with 29,000+ startups[1] and $24+ billion in venture capital raised in 2016.[2]

Home to leading VCs including Sequoia, Benchmark, K Kleiner Perkins, Andreessen Horowitz, **Accel, and more**

World Changing Companies — Apple, Google, Facebook, Uber, Palantir, eBay, Intel, Cisco, Salesforce, Genentech, Gilead, Tesla, Intuit, Oracle, Netflix, and many more.

Robust innovation ecosystem fueled by big ideas is the not-so-secret sauce that has transformed the World.

[1] https://angel.co/silicon-valley
[2] PwC / CB Insights MoneyTree™ Report Q4 and Full-year 2016

THREE TAILWINDS DRIVING GSVLABS OPPORTUNITY

Tailwinds

1
ACCELERATING INNOVATION

Ubiquitous technology + connectivity have paved the way for disruptive businesses to go from idea to **"Billion Dollar Baby"** seemingly overnight.

2
CORPORATE DISRUPTION

Corporate disruption is accelerating. **72% of Fortune 500 CEOs** indicate that the "rapid pace of innovation" is their biggest challenge.[1]

3
GLOBAL SILICON VALLEY

The mindset of innovation and entrepreneurship that has made Silicon Valley a mecca for innovation is going **global** and **viral**.







GSVlabs Opportunity

Incubate, accelerate, and capture equity in transformative startups.

Help corporations accelerate innovation by plugging them into an ecosystem of startups, technology, and talent.

Create the first global network connecting Silicon Valley to the world and the world to Silicon Valley.

[1] Boston Consulting Group (The Rising Need for Innovation Speed, 2015)

7 Cs OF GSVLABS INNOVATION ECOSYSTEM

1. **Co-Working Space**

Entrepreneurs Need Productive Space to Get Stuff Done

2. **Collaboration**

Constant Loop of Brainstorming and Feedback

3. **Curriculum**

Trade Schools for the Next Generation

4. **Colleges**

Sources of Talent and Ideas

5. **Corporations**

Collaboration, Investments, Acquisitions

6. **Community**

Healthy Ecosystem includes Service Providers, Mentors, and Advisors

7. **Capital**

Fuel for the Startup Engine


What is required to catalyze innovation?

GSVlabs

NEW INNOVATION LANDSCAPE

CO-WORKING	INCUBATOR	TALENT DEVELOPMENT	ACCELERATOR
wework	RocketSpace	coursera	Y Combinator
Regus	1776	GA GENERAL ASSEMBLY	techstars
HanaHaus	PLUGANDPLAY Silicon Valley in a Box®	UDACITY	500startups
	1871	lynda.com	startupbootcamp Smart Transportation & Energy
"My garage"	galvanize	TED	ROCKETINTERNET



GSVLABS INTEGRATES KEY INNOVATION DRIVERS



TALENT DEVELOPMENT

ACCELERATORS

CO-WORKING SPACES

INCUBATORS

GSVlabs integrates key innovation drivers: startup **Accelerators/Incubators** (*e.g. Y-Combinator captures equity in participating companies like Dropbox and Airbnb, now valued at $10B and $29B respectively*)[1], **Co-Working Space** (*e.g. WeWork was recently valued at $17B*)[2], and 21st-century **Talent Development** providers.

[1][2] https://www.cbinsights.com/research-unicorn-companies

22

GSVLABS INNOVATION ECOSYSTEM
Creates Powerful Network Effects & Revenue Drivers



GSVLABS CORE OFFERINGS

INCUBATE + ACCELERATE

Incubate, network, and accelerate a global ecosystem of game-changing startups with high-value services.

Key Apps


Mentors + Advisors


Business Development


Product Development


Flexible Workspace


Capital Raising


Professional Services

EDUCATION + MEDIA

Live + digital education programs and events focused on exponential ideas, technologies, and the industries of tomorrow.

Key Apps


Growth Hacking Curriculum


Pioneer Summit


Thematic Megatrend Summits


Frontier Technology Research


On-Demand Learning Tools


Immersive, Thematic Bootcamps

STRATEGIC SERVICES

Integrated innovation services connecting corporations, organizations, and universities with transformational technology, talent, and ideas.

Key Apps


Hackathons + Ideathons


Agile + Design Thinking Immersion


Sponsored Accelerators


Smart Learning Platform


Networking + Social Events


Corporate Innovation Curriculum

GSVlabs

INCUBATE + ACCELERATE

Incubate, network, and accelerate a global ecosystem of game-changing startups with high-value services.

MENTORS + ADVISORS



Serial entrepreneurs, successful CEOs, corporate executives, and subject-matter experts that guide our startups

BUSINESS DEVELOPMENT



Leveraging relationships and influence to open doors and accelerate commercial growth

PRODUCT DEVELOPMENT



Product testing, user feedback, **and** rapid prototyping resources to enable agile and lean product development

FLEXIBLE WORKSPACE



Dynamic spaces that promote productivity, collaboration, and innovation

CAPITAL RAISING



Resources to get "investor ready" and a global investor network to get the deal done

PROFESSIONAL SERVICES



Discounts on professional services and free tech from AWS, IBM, and Google (to name a few)

GSVlabs

EDUCATION + MEDIA

Live + digital education programs and events focused on exponential ideas, technologies, and the industries of tomorrow.

GROWTH HACKING CURRICULUM



The growth hacking and digital marketing strategies transforming customer acquisition

PIONEER SUMMIT



Convening the entrepreneurs, investors, and corporations building the industries of tomorrow

THEMATIC MEGATREND EVENTS



Conferences convening the best and brightest in emerging technology areas like AI and Robotics

FRONTIER TECHNOLOGY RESEARCH



Sponsored white papers and reports on emerging tech areas and disruptive business models

ON-DEMAND LEARNING TOOLS



Digital content and tools that provide training in emerging tech areas and disruptive business models

IMMERSIVE, THEMATIC BOOTCAMPS



Immersive skills-training workshops on emerging tech areas and disruptive business models

GSVlabs

STRATEGIC SERVICES

Integrated innovation services connecting corporations, organizations, and universities with transformational technology, talent, and ideas.

HACKATHONS + IDEATHONS



Crowdsourcing code, insights, product concepts, and business models from innovators

AGILE + DESIGN THINKING IMMERSION



Hands-on mentorship and innovation coaching for a corp. team developing a new product or service

SPONSORED ACCELERATORS



Custom, industry-focused startup accelerator run on behalf of a corporate partner

SMART LEARNING PLATFORM



A proprietary portfolio of software and digital tools that propel corporate innovation

RAPID INNOVATION WORKSHOPS



Design thinking and rapid innovation with organizations to discover innovation opportunities

INNOVATION + TECHNOLOGY SCOUTING



Identifying, analyzing, and managing relationships with game-changing startups

LAND & EXPAND: GROWING STRONG CORPORATE REVENUES


PHASE 1
Relationship Development
A Single Engagement from a Menu of Corporate Innovation Products
PHASE 2
Expansion
Into a Portfolio of Products
PHASE 3
Innovation Management
Into Comprehensive Innovation Management for the Organization
Corporate Accelerators
Hackathons + Ideathons
Immersive Innovation Sprints
Innovation + Technology Scouting
GSV Academy
Megatrend Workshops
Smallify Design Thinking
Event Sponsorship
Innovation + Technology Scouting
Hackathons + Ideathons
Event Sponsorship
Innovation + Technology Scouting
Immersive Innovation Sprints
Hackathons + Ideathons
GSV Academy
Corporate Accelerators
Megatrend Workshops
Event Sponsorship
Smallify Design Thinking
3-6 months
6-12 months
12+ months

GSVlabs

TIMETABLE AND PROCESS FOR DEVELOPMENT AND OPENING OF A NEW CENTER

From signing agreement to opening is 12 months. Time to maturity for center is 5 years.



Center Greenlighted

Opening Day

PHASE I
Partner Development
6-12 Months

Market Analysis
Partner Selection
Site Selection
Business Plan
License/Regulatory

PHASE II
Pre-Opening
6-12 Months

Marketing
Startup Recruitment
Partner Recruitment
Hiring and On-boarding Team

Phase III
Operations & Fill
48-60 Months

Operations
Fill-Out Center
Develop New Partners



INNOVATION POWERED BY
THE GLOBAL SILICON VALLEY



Exhibit E
Video Transcript

ASU GSV Summit

Bill Gates: I'm excited to be here today to talk about how the technology revolution can take education to the next stage. The people in this room are the ones who are going to help make that happen.

Michael Moe (Co-Founder, GSV): If people come here because thing happen here. Connections are made, capital is raised, ideas are brought to life. In fact, people come here to make things happen.

Dr. Michael Crow (President, ASU): This and what we do here is about unleashing the totality of human potential.

Chip Paucek (2U): The GSV summit is the best show without question in edtech.

Dr. Condoleezza Rice: Education is a civil right and it has got to become the possession of each and every one of our children.

Dan Rosenweig (Chegg): The student is changing, that every other industry has changed because of technology, because we're not moving fast enough.

Gen. Stanley McChrystal: We are in a different environment now and that environment has some pretty major implications.

Common: To be able to offer something that you love to do and it's still is bettering life, is bettering people in the world, you know, that's when you know you aligned with a purpose.

Lynda Weinman (Lynda.com): Every year I come and I know that I can connect about different topics that I'm passionate about.

Sal Khan (Khan Academy): There's a hunger. Students are out there, trying to fill out their gaps, they're willing to, their own time, trying to pull it, and it was happening at scale and it continues to really grow dramatically.

Rick Levin (Coursera): There are amazing stories of people who have had a chance to kind of transform their lives, shift careers, get access to education, they never would have dreamed of having.

Reed Hastings (Netflix): The incredible thing about this conference is just how much networking is happening you know, in the hallways, in the coffee lines.

Voice: You really do need to come to the GSV summit if you're in education technology. It's a must attend.

Bill Gates: Our opportunity is to think about the classroom and how we all get engaged in making it better for the students, a place they want to be, making their learning experience every bit as engaging as all the other digital experience they have.

Dr. Condoleezza Rice: You can come from the lowest rungs and go to the very top, but we all know that only way you can do that was through a high-quality education.

GSV Pioneer Summit

Michael Moe (Co-Founder, GSV): My name is Mike Moe. I'm founder of GSV and on behalf of my colleagues at GSV, want to welcome for our second annual Pioneer Summit. As we look at the next few days and what we're focused on, and where the future is in innovation, it's that mindset of basically not allowing people to say something can't be done, something's impossible, and doing it.

Emerson Spartz (CEO, Does): There's so many different industries and things that are happening exponentially that most people aren't aware of, cause it's not intuitive to think about things happening exponentially. And this is the perfect venue to talk about these kind of big picture things. The kind of ideas that get you to open your mind and think differently about where we are and where we're going as a society.

Jon Lonsdale (General Partner, 8VC): It's great to see my friends at GSV. It's cool that Michael brought me up on stage and talked a little bit about some of the companies we've built that he's involved in and what's going in the Valley.

Lila Ibrahim (COO, Coursera): It's my first time at the Summit and I was so energized by the activity, the talk. People are looking to make connections and I think that's really exciting and that's really about how do you bring people together to get more done.

Jeremy Johnson (Founder & CEO, Andela): It's fun to see so much excitement in the room and so many folks, not just jumping up to ask questions afterwards, but clearly being from different parts of the world on compelling journeys leveraging technology to bring people closer together.

Ann Muira-Ko (Founder Partner, Floodgate): It was a great chance to be able to see a wide variety of people, entrepreneurs, investors, people who are generally in this ecosystem, and talk to them about some of things that I've really been thinking about over the last year.

Carlos Watson (CEO, OZY Media): This is my second year at the Pioneer Summit. I love it. There's always good energy. Appreciative of this summit because I learned something and I think I'll be better as an entrepreneur for it.